UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Galaxy Gaming, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

36318P105

(CUSIP Number)

Tice Brown

PO Box 20907

New York, NY 10009

(870) 612-2605

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With copies to:

James A. Giesel

Frost Brown Todd LLC

400 W. Market St., 32nd Floor

Louisville, KY 40202

502.568.0307

March 23, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36318P105
1.	Names of Reporting Persons. Tice Brown

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds
PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,409,063

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,409,063

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,409,063

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.9%

14.	Type of Reporting Person (See Instructions) IN

ITEM 1.	SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is common stock, $0.001 par value per share (“Common Stock”) of Galaxy Gaming, Inc., a Nevada corporation (the “Company” or the “Issuer”), with its principal executive offices at 6480 Cameron Street, Suite 305, Las Vegas, NV 89119.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	This Statement is filed by Tice Brown.

(b)	Tice Brown’s business address is PO Box 20907 New York, NY 10009

(c)	Tice Brown is self-employed and manages a portfolio of public and private investments focused on real estate and small operating businesses across the South and Midwest under the name of Woodmont Partners. His business address is PO Box 20907 New York, NY 10009.

(d-e)	Tice Brown has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws during the past five years.

(f)	Tice Brown is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Tice Brown acquired all of his Common Stock through open market transactions using his personal assets.

ITEM 4.	PURPOSE OF TRANSACTION.

Tice Brown purchased the Common Stock of the Issuer based on his belief that the Common Stock, when purchased, was undervalued and represented an attractive investment opportunity.

On March 16, 2022, Tice Brown sent a Notice of Director Nomination and Proposal (the “Notice”) to the Company’s Board of Directors (the “Board”) which notified the Board that he planned to nominate himself to the Board at the Company’s 2022 Annual Meeting of Stockholders (the “2022 Annual Meeting”). The Notice also notified the Company that Tice Brown intends to introduce a non-binding proposal at the 2022 Annual Meeting requesting that the Board take the necessary steps to declassify the Board (in a manner that does not affect the unexpired terms of the previously elected directors). A copy of the Notice is attached hereto as Exhibit 99.1 and is incorporated by reference herein. Tice Brown believes that he has the qualifications, experience and skill sets necessary to serve as a director of the Issuer.

Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, Tice Brown may in the future take actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, purchasing additional Common Stock, selling some or all of his Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock or changing his intention with respect to any and all matters referred to in Item 4.

As Tice Brown continues to take the necessary steps to prepare for a potential proxy contest in connection with the 2022 Annual Meeting, he intends to continue to engage in discussions with the Board and/or management relating to his concerns with the Issuer’s board composition, plans for maximizing stockholder value, and the need to make the Board more accountable to stockholders.

Except as set forth in this Schedule 13D, Tice Brown has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Certain Information Concerning The Participants

Tice Brown intends to file a preliminary proxy statement and accompanying proxy card with the SEC to be used to solicit proxies from the Company’s stockholders in connection with the 2022 Annual Meeting to have stockholders elect Tice Brown to the Company’s Board of Directors (the “Board”) and approve a non-binding proposal requesting that the Board take the necessary steps to declassify the Board.

TICE BROWN STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTPS://WWW.SEC.GOV.

Tice Brown is the only anticipated participant in the Proxy Solicitation. ADDITIONAL INFORMATION ABOUT TICE BROWN IS CONTAINED IN THIS SCHEDULE 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)	As of the date of this Schedule 13D, Tice Brown may be deemed to beneficially own 1,409,063 shares of Class A Common Stock, representing 5.9% of the Issuer’s outstanding Class A Common Stock (the “Subject Shares”).

(b)	Number of shares to which the Reporting Person has:

(i)	Sole power to vote or direct the vote: 1,409,063

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition of: 1,409,063

(iv)	Shared power to dispose or direct the disposition of: 0

(c)	The transactions in the Common Stock by Tice Brown during the past sixty days are set forth in Schedule A.

(d)	Tice Brown has sole power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as described herein, Tice Brown has no contracts, arrangement, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Notice of Nomination of Director and Proposal.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2022	/s/ Tice Brown
Tice Brown

Schedule A

Transactions in the Subject Shares during the Past Sixty Days

[See attached]

Date	Transaction	Quantity	Price	Date	Transaction	Quantity	Price
1/31/2022	Bought	1000	3.65	3/15/2022	Bought	600	4.2
1/31/2022	Bought	300	3.71	3/15/2022	Bought	3,100	4.2
1/31/2022	Bought	209	3.71	3/15/2022	Bought	5,000	4.21
1/31/2022	Bought	10000	3.74	3/15/2022	Bought	1,000	4.22
1/31/2022	Bought	12500	3.75	3/15/2022	Bought	2,000	4.23
2/2/2022	Bought	2100	4	3/15/2022	Bought	5,200	4.25
2/2/2022	Bought	100	3.95	3/15/2022	Bought	3,100	4.25
2/2/2022	Bought	1518	3.998024	3/16/2022	Bought	350	4.25
2/2/2022	Bought	200	4.1	3/16/2022	Bought	1,000	4.26
2/2/2022	Bought	100	4.11	3/16/2022	Bought	5,000	4.26
2/3/2022	Bought	2100	4.08	3/16/2022	Bought	5,000	4.26
2/3/2022	Bought	200	4.08	3/16/2022	Bought	5,000	4.26
2/3/2022	Bought	2000	4.08	3/16/2022	Bought	5,000	4.26
2/3/2022	Bought	2000	4.07	3/16/2022	Bought	4,100	4.26
2/3/2022	Bought	100	4.08	3/16/2022	Bought	5,000	4.28
2/3/2022	Bought	3200	4.09	3/16/2022	Bought	600	4.29
2/3/2022	Bought	1100	4.1	3/16/2022	Bought	2,020	4.3
2/4/2022	Bought	500	4.19	3/16/2022	Bought	5,000	4.27
2/4/2022	Bought	5000	4.19	3/16/2022	Bought	5,000	4.27
2/4/2022	Bought	5000	4.15	3/16/2022	Bought	5,000	4.27
2/4/2022	Bought	633	4.15	3/16/2022	Bought	500	4.27
2/4/2022	Bought	1200	4.19	3/16/2022	Bought	5,000	4.27
2/7/2022	Bought	200	4	3/16/2022	Bought	4,970	4.27
2/7/2022	Bought	100	4	3/17/2022	Bought	2,600	4.31
2/7/2022	Bought	5000	4	3/17/2022	Bought	898	4.31
2/7/2022	Bought	100	4	3/17/2022	Bought	100	4.32
2/7/2022	Bought	10000	4	3/17/2022	Bought	4,500	4.35

2/7/2022	Bought	14536	4	3/17/2022	Bought	100	4.37
2/7/2022	Bought	5000	4	3/17/2022	Bought	100	4.38
2/7/2022	Bought	200	4.01	3/17/2022	Bought	1,650	4.4
2/8/2022	Bought	700	4.05	3/17/2022	Bought	10,000	4.4
2/8/2022	Bought	1600	4.05	3/17/2022	Bought	300	4.4
2/9/2022	Bought	2000	4	3/17/2022	Bought	5,000	4.4
2/9/2022	Bought	1650	4	3/17/2022	Bought	200	4.4
2/9/2022	Bought	1000	4	3/17/2022	Bought	2,600	4.4
2/9/2022	Bought	1800	3.98	3/17/2022	Bought	2,600	4.4
2/9/2022	Bought	1800	4	3/18/2022	Bought	1,000	4.4
2/9/2022	Bought	5000	4.05	3/18/2022	Bought	979	4.4
2/9/2022	Bought	825	4.09	3/18/2022	Bought	1,000	4.4
2/9/2022	Bought	200	4.11	3/18/2022	Bought	4,900	4.4
2/10/2022	Bought	100	4.06	3/18/2022	Bought	5,000	4.4
2/10/2022	Bought	500	4.1	3/18/2022	Bought	5,000	4.4
2/10/2022	Bought	5000	4.15	3/18/2022	Bought	5,000	4.4
2/10/2022	Bought	914	4.15	3/18/2022	Bought	4,000	4.4
2/10/2022	Bought	2700	4.15	3/18/2022	Bought	5,000	4.4
2/10/2022	Bought	5100	4.15	3/18/2022	Bought	5,000	4.4
2/10/2022	Bought	1850	4.15	3/18/2022	Bought	5,000	4.4
2/10/2022	Bought	1600	4.15	3/18/2022	Bought	1,000	4.4
2/10/2022	Bought	3550	4.15	3/18/2022	Bought	5,000	4.4
2/10/2022	Bought	5000	4.15	3/18/2022	Bought	3,900	4.4
2/10/2022	Bought	1300	4.15	3/21/2022	Bought	100	4.4
2/10/2022	Bought	5000	4.15	3/21/2022	Bought	5,000	4.4
2/11/2022	Bought	2800	4.13	3/21/2022	Bought	722	4.4
2/11/2022	Bought	3000	4.14	3/21/2022	Bought	1,500	4.4
2/11/2022	Bought	200	4.14	3/21/2022	Bought	1,000	4.33

2/11/2022	Bought	600	4.15	3/21/2022	Bought	1,000	4.39
2/11/2022	Bought	1500	4.15	3/21/2022	Bought	1,600	4.39
2/11/2022	Bought	2000	4.19	3/21/2022	Bought	5,000	4.4
2/11/2022	Bought	2200	4.19	3/21/2022	Bought	600	4.4
2/11/2022	Bought	100	4.19	3/21/2022	Bought	100	4.4
2/14/2022	Bought	1000	4.19	3/21/2022	Bought	5100	4.4
2/14/2022	Bought	300	4.19	3/21/2022	Bought	5000	4.4
2/14/2022	Bought	970	4.19	3/22/2022	Bought	3700	4.38
2/14/2022	Bought	1500	4.19	3/22/2022	Bought	100	4.4
2/14/2022	Bought	4000	4.24	3/22/2022	Bought	5000	4.4
2/14/2022	Bought	1000	4.215	3/22/2022	Bought	365	4.4
2/15/2022	Bought	550	4.25	3/22/2022	Bought	250	4.4
2/15/2022	Bought	2000	4.3	3/22/2022	Bought	100	4.41
2/17/2022	Bought	11800	4.25	3/22/2022	Bought	200	4.42
2/18/2022	Bought	1700	4.32	3/22/2022	Bought	250	4.4
2/22/2022	Bought	1600	4.25	3/22/2022	Bought	3000	4.41
2/22/2022	Bought	1400	4.2	3/23/2022	Bought	4900	4.4
2/22/2022	Bought	5000	4.2	3/23/2022	Bought	400	4.4
2/22/2022	Bought	5000	4.2	3/23/2022	Bought	700	4.38
2/22/2022	Bought	100	4.15	3/23/2022	Bought	10000	4.38
2/22/2022	Bought	600	4.15	3/23/2022	Bought	1000	4.33
2/22/2022	Bought	1000	4.23	3/23/2022	Bought	2500	4.35
2/22/2022	Bought	2000	4.23	3/23/2022	Bought	1000	4.4
2/22/2022	Bought	1100	4.23	3/23/2022	Bought	1100	4.4
2/22/2022	Bought	5100	4.25	3/23/2022	Bought	10000	4.4
2/22/2022	Bought	100	4.24	3/23/2022	Bought	600	4.38
2/22/2022	Bought	1000	4.23	3/23/2022	Bought	1000	4.35
2/22/2022	Bought	4900	4.25	3/23/2022	Bought	2000	4.35

2/22/2022	Bought	100	4.195	3/23/2022	Bought	1800	4.33
2/22/2022	Bought	200	4.17	3/23/2022	Bought	3100	4.38
2/22/2022	Bought	5000	4.2	3/23/2022	Bought	600	4.33
2/22/2022	Bought	1200	4.18	3/23/2022	Bought	1300	4.32
2/22/2022	Bought	4200	4.2	3/23/2022	Bought	2950	4.4
2/22/2022	Bought	4200	4.19	3/23/2022	Bought	5000	4.4
2/22/2022	Bought	1600	4.18	3/23/2022	Bought	3400	4.4
2/22/2022	Bought	100	4.2	3/24/2022	Bought	1000	4.27
2/22/2022	Bought	1000	4.19	3/24/2022	Bought	1000	4.27
2/22/2022	Bought	9250	4.25	3/24/2022	Bought	1500	4.35
2/22/2022	Bought	750	4.23	3/24/2022	Bought	800	4.34
2/22/2022	Bought	3855	4.25	3/24/2022	Bought	2000	4.3
2/22/2022	Bought	5000	4.25	3/24/2022	Bought	700	4.27
2/22/2022	Bought	10000	4.25	3/24/2022	Bought	1400	4.35
2/22/2022	Bought	10000	4.25	3/24/2022	Bought	500	4.39
2/22/2022	Bought	2150	4.23	3/24/2022	Bought	500	4.3899
2/22/2022	Bought	350	4.22	3/24/2022	Bought	4100	4.39
2/22/2022	Bought	11650	4.25	3/24/2022	Bought	1000	4.4
2/22/2022	Bought	350	4.23	3/24/2022	Bought	700	4.4
2/22/2022	Bought	100	4.25	3/24/2022	Bought	1100	4.4
2/22/2022	Bought	10900	4.26	3/24/2022	Bought	1000	4.39
2/22/2022	Bought	100	4.24	3/24/2022	Bought	1500	4.39
2/22/2022	Bought	100	4.22	3/24/2022	Bought	1500	4.4
2/23/2022	Bought	2500	4.28	3/24/2022	Bought	7898	4.39
2/23/2022	Bought	7500	4.28	3/24/2022	Bought	1000	4.39
2/23/2022	Bought	8400	4.28	3/24/2022	Bought	3000	4.39
2/23/2022	Bought	2500	4.28	3/24/2022	Bought	500	4.4
2/23/2022	Bought	10100	4.28	3/24/2022	Bought	6100	4.4

2/23/2022	Bought	10100	4.28	3/24/2022	Bought	500	4.3899
2/23/2022	Bought	5000	4.28	3/24/2022	Bought	500	4.38
2/23/2022	Bought	100	4.24	3/24/2022	Bought	4000	4.4
2/24/2022	Bought	10000	4.28	3/24/2022	Bought	1000	4.39
2/24/2022	Bought	5100	4.28	3/24/2022	Bought	2500	4.38
2/24/2022	Bought	2500	4.19	3/24/2022	Bought	2500	4.37
2/24/2022	Bought	2100	4.18	3/24/2022	Bought	5000	4.39
2/24/2022	Bought	2300	4.26	3/24/2022	Bought	4900	4.4
2/24/2022	Bought	2000	4.25	3/24/2022	Bought	100	4.39
2/24/2022	Bought	1400	4.25	3/24/2022	Bought	11,000	4.377364
2/24/2022	Bought	4400	4.1	3/24/2022	Bought	10,000	4.4
2/24/2022	Bought	5000	4.05	3/24/2022	Bought	400	4.4
2/24/2022	Bought	600	4.04	3/25/2022	Bought	1100	4.4
2/24/2022	Bought	4500	4.1	3/25/2022	Bought	4000	4.4
2/24/2022	Bought	5500	4.08	3/25/2022	Bought	1000	4.42
2/24/2022	Bought	9700	4.1	3/25/2022	Bought	100	4.42
2/24/2022	Bought	300	4.09	3/25/2022	Bought	2200	4.43
2/24/2022	Bought	10000	4.1	3/25/2022	Bought	900	4.39
2/24/2022	Bought	10100	4.1	3/25/2022	Bought	100	4.369
2/24/2022	Bought	5100	4.15	3/25/2022	Bought	1000	4.39
2/24/2022	Bought	5600	4.14	3/25/2022	Bought	1000	4.4
2/24/2022	Bought	4000	4.25	3/25/2022	Bought	3000	4.4
2/24/2022	Bought	100	4.24	3/25/2022	Bought	1000	4.39
2/25/2022	Bought	10000	4.29	3/25/2022	Bought	1000	4.41
2/25/2022	Bought	5000	4.29	3/25/2022	Bought	1500	4.41
2/25/2022	Bought	2000	4.3	3/25/2022	Bought	450	4.4
2/25/2022	Bought	600	4.3	3/25/2022	Bought	2500	4.4
2/28/2022	Bought	1000	4.36	3/25/2022	Bought	1000	4.41

2/28/2022	Bought	800	4.36	3/25/2022	Bought	100	4.41
3/1/2022	Bought	4800	4.3	3/25/2022	Bought	4100	4.42
3/1/2022	Bought	2000	4.35	3/25/2022	Bought	6500	4.43
3/1/2022	Bought	3700	4.34	3/25/2022	Bought	2500	4.42
3/1/2022	Bought	2500	4.35	3/25/2022	Bought	1000	4.41
3/1/2022	Bought	5113	4.29	3/25/2022	Bought	2500	4.43
3/1/2022	Bought	1000	4.35	3/25/2022	Bought	1100	4.43
3/1/2022	Bought	5000	4.4	3/25/2022	Bought	1000	4.42
3/1/2022	Bought	300	4.4	3/25/2022	Bought	850	4.41
3/2/2022	Bought	1000	4.4	3/25/2022	Bought	100	4.42
3/2/2022	Bought	1100	4.4	3/25/2022	Bought	10200	4.43
3/2/2022	Bought	2150	4.39	3/25/2022	Bought	10000	4.43
3/2/2022	Bought	350	4.38	3/25/2022	Bought	5100	4.43
3/2/2022	Bought	350	4.39	3/25/2022	Bought	500	4.41
3/2/2022	Bought	1000	4.4	3/25/2022	Bought	500	4.4
3/2/2022	Bought	425	4.4	3/25/2022	Bought	1000	4.42
3/3/2022	Bought	10000	4.4	3/25/2022	Bought	3110	4.43
3/3/2022	Bought	10000	4.4	3/25/2022	Bought	1790	4.42
3/3/2022	Bought	5700	4.4	3/25/2022	Bought	100	4.405
3/4/2022	Bought	3000	4.29	3/25/2022	Bought	2100	4.43
3/4/2022	Bought	5000	4.3	3/25/2022	Bought	2500	4.41
3/4/2022	Bought	5000	4.3	3/28/2022	Bought	1000	4.44
3/4/2022	Bought	5000	4.3	3/28/2022	Bought	200	4.44
3/4/2022	Bought	5000	4.3	3/28/2022	Bought	700	4.44
3/4/2022	Bought	200	4.4	3/28/2022	Bought	400	4.45
3/4/2022	Bought	100	4.3	3/28/2022	Bought	11,000	4.46
3/4/2022	Bought	2809	4.3	3/28/2022	Bought	436	4.46
3/4/2022	Bought	300	4.34	3/28/2022	Bought	10,000	4.46

3/4/2022	Bought	2550	4.35	3/28/2022	Bought	1,000	4.46
3/4/2022	Bought	222	4.35	3/28/2022	Bought	9000	4.46
3/4/2022	Bought	2275	4.39	3/29/2022	Bought	100	4.48
3/4/2022	Bought	5000	4.4	3/29/2022	Bought	5,000	4.5
3/4/2022	Bought	10000	4.4	3/29/2022	Bought	4,494	4.5
3/4/2022	Bought	10000	4.4	3/29/2022	Bought	600	4.53
3/4/2022	Bought	200	4.4	3/30/2022	Bought	3,045	4.53
3/4/2022	Bought	3800	4.4	3/30/2022	Bought	1,000	4.53
3/4/2022	Bought	100	4.4	3/31/2022	Bought	1,000	4.55
3/8/2022	Record Transfer	-1,000		3/31/2022	Bought	100	4.55
3/15/2022	Bought	2,200	4.14	3/31/2022	Bought	7,000	4.55
3/15/2022	Bought	2,800	4.15	3/31/2022	Bought	400	4.55
3/15/2022	Bought	950	4.15	3/31/2022	Bought	8,000	4.55
				3/31/2022	Bought	225	4.55
4/1/2022	Bought	4900	4.6
4/1/2022	Bought	3000	4.6
4/1/2022	Bought	1000	4.6
4/1/2022	Bought	1000	4.6
4/1/2022	Bought	2000	4.62
4/1/2022	Bought	1400	4.62
4/1/2022	Bought	1000	4.64
4/1/2022	Bought	1000	4.64
4/1/2022	Bought	500	4.64
4/1/2022	Bought	360	4.7